UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Natus Medical Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639050 10 3

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐

Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP No. 639050 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Ventures, L.P. (“DV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
808,077 shares, except that Delphi Management Partners, L.P. (“DMP”), the general partner of DV, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”) and David L. Douglass (“Douglass”), the general partners of DMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
808,077 shares, except that DMP, the general partner of DV, may be deemed to have sole power to dispose of these shares, and Bochnowski and Douglass, the general partners of DMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 808,077

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 639050 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi BioInvestments, L.P. (“DBI”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,868 shares, except that DMP, the general partner of DBI, may be deemed to have sole power to vote these shares, and Bochnowski and Douglass, the general partners of DMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,868 shares, except that DMP, the general partner of DBI, may be deemed to have sole power to dispose of these shares, and Bochnowski and Douglass, the general partners of DMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Ventures II, L.P. (“DV II”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
555,913 shares, except that Delphi Management Partners II, L.P. (“DMP II”), the general partner of DV II, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Donald J. Lothrop (“Lothrop”), the general partners of DMP II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
555,913 shares, except that DMP II, the general partner of DV II, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the general partners of DMP II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,913

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi BioInvestments II, L.P. (“DBI II”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,951 shares, except that DMP II, the general partner of DBI II, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the general partners of DMP II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,951 shares, except that DMP II, the general partner of DBI II, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the general partners of DMP II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,951

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Management Partners, L.P. (“DMP”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
810,945 shares, of which 808,077 are directly owned by DV and 2,868 are directly owned by DBI.  DMP, the general partner of DV and DBI, may be deemed to have sole power to vote these shares, and Bochnowski and Douglass, the general partners of DMP, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
810,945 shares, of which 808,077 are directly owned by DV and 2,868 are directly owned by DBI.  DMP, the general partner of DV and DBI, may be deemed to have sole power to dispose of these shares, and Bochnowski and Douglass, the general partners of DMP, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,945

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delphi Management Partners II, L.P. ("DMP II") Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
558,864 shares, of which 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II. DMP II, the general partner of DV II and DBI II, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass and Lothrop, the general partners of DMP II, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
558,864 shares, of which 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II. DMP II, the general partner of DV II and DBI II, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass and Lothrop, the general partners of DMP II, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,864

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Bochnowski (“Bochnowski”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,369,809 shares, of which 808,077 are directly owned by DV, 2,868 are directly owned by DBI, 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II.  Bochnowski is a general partner of DMP, the general partner of DV and DBI, and a general partner of DMP II, the general partner of DV II and DBI II and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,369,809 shares, of which 808,077 are directly owned by DV, 2,868 are directly owned by DBI, 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II.  Bochnowski is a general partner of DMP, the general partner of DV and DBI, and a general partner of DMP II, the general partner of DV II and DBI II and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,809

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Douglass (“Douglass”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
1,369,809 shares, of which 808,077 are directly owned by DV, 2,868 are directly owned by DBI, 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II.  Douglass is a general partner of DMP, the general partner of DV and DBI, and a general partner of DMP II, the general partner of DV II and DBI II and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
1,369,809 shares, of which 808,077 are directly owned by DV, 2,868 are directly owned by DBI, 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II.  Douglass is a general partner of DMP, the general partner of DV and DBI, and a general partner of DMP II, the general partner of DV II and DBI II and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,809

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald J. Lothrop (“Lothrop”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

6.

Shared Voting Power
558,864 shares, of which 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II.  Lothrop is a general partner of DMP II, the general partner of DV II and DBI II, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 shares

8.

Shared Dispositive Power
558,864 shares, of which 555,913 are directly owned by DV II and 2,951 are directly owned by DBI II.  Lothrop is a general partner of DMP II, the general partner of DV II and DBI II, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 558,864

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Natus Medical Incorporated
	(b)	Address of Issuer's Principal Executive Offices 1501 Industrial Road San Carlos, California 94070

Item 2.
(a)

Name of Person Filing
This statement is filed by Delphi Ventures, L.P., a Delaware limited partnership (“DV”), Delphi BioInvestments, L.P., a Delaware limited partnership (“DBI”), Delphi Ventures II, L.P., a Delaware limited partnership (“DV II”), Delphi BioInvestments II, L.P., a Delaware limited partnership (“DBI II”), Delphi Management Partners, L.P., a Delaware limited partnership (“DMP”) and the general partner of DV and DBI, Delphi Management Partners II, L.P., a Delaware limited partnership (“DMP II”) and the general partner of DV II and DBI II, James J. Bochnowski (“Bochnowski”) a general partner of DMP and DMP II, David L. Douglass (“Douglass”) a general partner of DMP and DMP II, and Donald J. Lothrop (“Lothrop”) a general partner of DMP II.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

DMP is the general partner of DV and DBI and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV and DBI. DMP II is the general partner of DV II and DBI II and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV II and DBI II.  Bochnowski and Douglass are the general partners of DMP and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV and DBI. Bochnowski, Douglass and Lothrop are the general partners of DMP II and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV II and DBI II.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road
Building 1 — Suite 135
Menlo Park, CA  94025

	(c)	Citizenship DV, DBI, DV II, DBI II, DMP and DMP II are Delaware limited partnerships. Bochnowski, Douglass and Lothrop are United States citizens.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP # 639050 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of DV, DBI, DV II, DBI II, DMP and DMP II, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002

DELPHI VENTURES, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners, L.P.,
a Delaware Limited Partnership
Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski
General Partner

DELPHI BIOINVESTMENTS, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners, L.P.,
a Delaware Limited Partnership
Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski
General Partner

DELPHI MANAGEMENT PARTNERS, L.P., a Delaware Limited Partnership

By:	/s/ James J. Bochnowski
James J. Bochnowski
General Partner

DELPHI VENTURES II, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners II, L.P.,
a Delaware Limited Partnership
Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski
General Partner

DELPHI BIOINVESTMENTS II, L.P., a Delaware Limited Partnership

By:	Delphi Management Partners II, L.P.,
a Delaware Limited Partnership
Its General Partner

By:	/s/ James J. Bochnowski
James J. Bochnowski
General Partner

DELPHI MANAGEMENT PARTNERS II, L.P., a Delaware Limited Partnership

By:	/s/ James J. Bochnowski
James J. Bochnowski
General Partner

JAMES J. BOCHNOWSKI

By:	/s/ James J. Bochnowski
James J. Bochnowski

DAVID L. DOUGLASS

By:	/s/ David L. Douglass
David L. Douglass

DONALD J. LOTHROP

By:	/s/ Donald J. Lothrop
Donald J. Lothrop

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	16

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Natus Medical Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2002

February 13, 2002	DELPHI MANAGEMENT PARTNERS, L.P.,
a Delaware Limited Partnership

	By:	/s/ James J. Bochnowski
James J. Bochnowski, General Partner

February 13, 2002	DELPHI VENTURES, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners, L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, General Partner

February 13, 2002	DELPHI BIOINVESTMENTS, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners, L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, General Partner

February 13, 2002	DELPHI MANAGEMENT PARTNERS II, L.P.,
a Delaware Limited Partnership

	By:	/s/ James J. Bochnowski
James J. Bochnowski, General Partner

February 13, 2002	DELPHI VENTURES II, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners II, L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, General Partner

February 13, 2002	DELPHI BIOINVESTMENTS II, L.P.,
a Delaware Limited Partnership

	By:	Delphi Management Partners II, L.P.,
a Delaware Limited Partnership
Its General Partner

	By:	/s/ James J. Bochnowski
James J. Bochnowski, General Partner

February 13, 2002

	By:	/s/ James J. Bochnowski
James J. Bochnowski

February 13, 2002

	By:	/s/ David L. Douglass
David L. Douglass

February 13, 2002

	By:	/s/ Donald J. Lothrop
Donald J. Lothrop